SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule l3a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                May 16, 2002

                                 ---------------

         Head N.V. Quarterly Report For the Period Ended March 31, 2002
                           and reconciliation between
             Head N.V. and Head Holding Unternehmensbeteiligung GmbH

                                    Head N.V.
             (Exact name of Registrant as specified in its charter)

                              Aert van Nesstraat 45
                                3012 CA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

                                 ---------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---         ---
   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                   Yes   No X
                                      ---  ---

Enclosure:

1. Quarterly Report for the period ended March 31, 2002 of Head N.V.
2. Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung
   GmbH

                                    HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                                 March 31, 2002

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED March 31, 2002



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------


ITEM 1.       FINANCIAL STATEMENTS

              Audited Condensed Consolidated Balance Sheet as of December 31, 2001 and Unaudited Condensed Consolidated Balance Sheet as of March 31, 2002

              Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2001 and 2002

              Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2001 and 2002

              Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2001 and 2002

              Notes to the Unaudited Consolidated Financial Statements



ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This Quarterly Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:


         o success or failure of our efforts to implement our business strategy;
         o        our liquidity and capital expenditures;
         o        our ability to obtain financing;
         o        our future capital needs;
         o competitive pressures and trends in the sporting goods industry;
         o        our ability to compete, including internationally;
         o        our ability to introduce new and innovative products;
         o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
         o        our ability to acquire and integrate businesses;
         o        legal proceedings and regulatory matters; and
         o        general economic conditions.

         In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION

         We publish our financial statements in dollars. In this document, references to "U.S. dollars", "dollars" or "$" are to United States dollars and "euro" or "(euro)"means the common currency for twelve member states of the European Monetary Union introduced at the start of the third stage of Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                    December 31,      March 31,
                                                       2001             2002
                                                     ---------       ----------
                                                                     (unaudited)
                                                          (in thousands)
ASSETS:
Cash and cash equivalents........................    $  22,128       $   25,224
Accounts receivable, net of allowance for
   doubtful accounts of $10,787 and $10,789......      150,002          117,376
Inventories, net.................................       73,575           83,546
Prepaid expense and other current assets.........       15,001           18,075
                                                     ---------       ----------
   Total current assets..........................      260,706          244,221
Marketable securities............................        2,001            1,981
Property, plant and equipment....................       60,728           59,880
Intangible assets, net...........................       20,236           20,236
Deferred income taxes............................       66,204           65,887
Other non-current assets.........................        6,644            6,097
                                                     ---------       ----------
   Total assets..................................    $ 416,519       $  398,303
                                                     =========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.................................    $  29,176       $   27,787
Accrued expenses and other current liabilities...       38,593           37,326
Short-term borrowings............................       53,872           43,992
Current portion of long-term debt................        1,412            1,387
                                                     ---------       ----------
   Total current liabilities.....................      123,053          110,491
Long-term debt...................................       67,682           66,993
Other long-term liabilities......................       13,416           13,229
                                                     ---------       ----------
   Total liabilities.............................      204,151          190,713
Minority interest................................            9                9
Commitments and contingencies (Note 15)
Stockholders' Equity:
Common stock and additional paid in capital,
   net of treasury stock EUR 0.20 par value;
   39,820,677 shares issued......................      142,501          142,910
Retained earnings................................       75,590           72,033
Accumulated other comprehensive loss.............       (5,732)          (7,361)
                                                     ---------       ----------
   Total stockholders' equity....................      212,359          207,582
                                                     ---------       ----------
   Total liabilities and stockholders' equity....    $ 416,519       $  398,303
                                                     =========       ==========

                 The accompanying notes are an integral part of
                the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     For the Three Months ended
                                                              March 31,
                                                     ---------------------------
                                                           2001        2002
                                                         --------    --------
                                                       (unaudited)  (unaudited)

                                                         (in thousands, except
                                                             per share data)

REVENUES:
Product revenues .....................................   $ 75,332    $ 73,184
Licencing revenues ...................................      2,029       1,680
                                                         --------    --------
Total revenues .......................................     77,361      74,864
Cost of sales ........................................     47,194      45,439
                                                         --------    --------
Gross profit .........................................     30,166      29,425
Selling and marketing expense ........................     25,131      23,738
General and administrative expense (excluding
   non-cash compensation expense and restructuring
   charge) ...........................................      7,264       7,176
Non-cash condensation expense ........................        343         408
Employee termination and other related costs .........        554        --
                                                         --------    --------
Operating loss .......................................     (3,126)     (1,898)
Interest expense .....................................     (2,808)     (2,636)
Interest income ......................................        311         161
Foreign exchange gain ................................      4,738         262
Other income (expense), net ..........................        (27)          9
                                                         --------    --------
Loss before income taxes .............................       (912)     (4,102)

Income tax benefit (expense):
   Current ...........................................     (1,137)       (849)
   Deferred ..........................................        363       1,395
                                                         --------    --------
   Income tax benefit (expense) ......................       (774)        545
                                                         --------    --------
Net loss .............................................   $ (1,685)   $ (3,556)
                                                         ========    ========
Earnings per share, basic and diluted
   Net loss ..........................................      (0.04)      (0.09)
Weighted average shares outstanding
   Basic and diluted .................................     38,694      37,779

                 The accompanying notes are an integral part of
                the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                         For the Three Months
                                                             Ended March 31,
                                                       -------------------------
                                                          2001          2002
                                                       -----------   -----------
                                                       (unaudited)   (unaudited)

                                                             (in thousands)

Net loss .............................................   $ (1,685)   $ (3,556)
   Other comprehensive income:
      Cumulative effect of adoption of SFAS 133 ......      1,850        --
      Unrealized gain on derivatives instruments
      (net of tax of $68 and $101, respectively) .....        732         133
      Less: reclassification adjustment for derivative
            gains recorded in net income .............       --          (214)
      Foreign currency translation adjustment ........    (11,776)     (1,548)
                                                         --------    --------
   Total comprehensive income ........................   $(10,879)   $ (5,185)
                                                         ========    ========


                 The accompanying notes are an integral part of
                the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         For the Three Months
                                                             Ended March 31,
                                                       -------------------------
                                                          2001          2002
                                                       -----------   -----------
                                                       (unaudited)   (unaudited)

OPERATING ACTIVITIES:
   Net loss ...........................................   $ (1,685)   $ (3,556)
   Adjustments to reconcile net loss
       to net cash provided by operating activities:
       Depreciation and amortization ..................      3,827       3,860
       Provision for leaving indemnity
          and pension benefits ........................        394         139
       Gains on sale of property, plant and equipment .       (770)         (2)
       Non cash compensation expense ..................        343         408
       Deferred tax benefit ...........................       (363)     (1,395)
       Other, net. ....................................        (45)       --
   Changes in operating assets and liabilities:
       Accounts receivable ............................     40,953      32,450
       Inventories ....................................    (18,417)    (10,501)
       Prepaid expense and other assets ...............       (796)     (2,149)
       Accounts payable, accrued expenses and other
          liabilities .................................      5,692      (2,183)
                                                          --------    --------
   Net cash provided by operating activities ..........     29,135      17,070
                                                          --------    --------
INVESTING ACTIVITIES:
       Purchase of property, plant and equipment ......     (3,311)     (3,371)
       Proceeds from sale of property, plant and
          equipment ...................................      1,016         210
       Maturities (purchases) of marketable securities         101        --
                                                          --------    --------
   Net cash used for investing activities .............     (2,194)     (3,161)
                                                          --------    --------
FINANCIAL ACTIVITIES:
       Change in short-term borrowings, net ...........     (2,617)     (9,336)
       Proceeds from long-term debt ...................         35          20
       Payments on long-term debt .....................       (210)        (20)
       Purchase of treasury stock .....................     (2,729)       --
                                                          --------    --------
   Net cash used for financing activities .............     (5,521)     (9,336)
                                                          --------    --------
   Effect of exchange rate changes on cash and
       cash equivalents ...............................     (9,707)     (1,478)
   Net increase in cash and cash equivalents ..........     11,713       3,096
   Cash and cash equivalents at beginning of period....     15,848      22,128
                                                          --------    --------
   Cash and cash equivalents at end of period .........   $ 27,561    $ 25,224
                                                          ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest .............................   $  4,070    $  3,938
   Cash paid for income taxes .........................   $    153    $    502

                 The accompanying notes are an integral part of
                the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

With a broad product offering marketed mainly to middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.'s products are sold through over 30,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and the Company has recently built market share in the United States, the next largest market for the Company's products after Europe.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2001 has been derived from the audited financial statements as of that date, but does not include all disclosures required by generally accepted accounting principles. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 15, 2002 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

periods presented. The result of operations for the three month period ended March 31, 2002 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Computation of Net Loss per Share

Net loss per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the earnings per share calculation until the related option has been exercised. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extend such shares are dilutive.

The basic weighted average shares outstanding of 38,694 thousand and 37,779 thousand for March 31, 2001 and March 31, 2002, respectively, are equal to the diluted weighted average number of shares outstanding as the incremental effect of the following items is antidilutive:
                                                        For the Three Months
                                                           Ended March 31
                                                    --------------------------
                                                         2001          2002
                                                    ----------     -----------
                                                    (unaudited)    (unaudited)
                                                           (in thousands)
Incremental effect of stock options.................     1,672           1,712

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets.

The on-going impact is that goodwill and intangible assets with an indefinite life are no longer amortized, but instead is tested at least annually for impairment. The goodwill impairment test consists of a two-step test. First, each reporting unit's (which generally represents one level below an operating segment) carrying value is compared to its fair value. Second, where the reporting unit's carrying value exceeds its fair value, an impairment loss is recognized to the extent that the goodwill carrying value exceeds the reporting unit's implied goodwill, which is calculated as

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

the difference between the reporting unit's fair value and the fair value of the reporting unit's recognized and unrecognized assets and liabilities. The impairment test for indefinite-lived intangible assets requires that an impairment loss be recognized equal to the excess of its carrying value over its fair value (see Note 3).

In October 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other amendments and rescissions, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002. SFAS No. 145 will not have a material impact on the Company's consolidated financial position or results of operations.

Note 3 - Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted SFAS No. 142 Goodwill and Other Intangible Assets and ceased amortization of purchased goodwill and trademarks, which we determined to be indefinite-lived. At December 31, 2001, the carrying amount of our purchased goodwill and trademarks balance $20.2 million, net of accumulated amortization of $2.8 million. We completed the transitional impairment tests for goodwill and indefinite-lived intangibles as of January 1, 2002 as required by SFAS No. 142. In doing so we determined that our goodwill and trademarks are not impaired; therefore there was no transitional impairment charge recorded.

The effects of adopting the new standards on net income and diluted earnings per share for the three-month periods ended March 31, 2002 and 2001, are as follows:

                                      Net Income             Earnings per Share,
                                                              Basic and Diluted
Quarter Ended March 31,              2002        2001          2002        2001
Net Loss                           (3,556)     (1,685)        (0.09)      (0.04)
Add: Goodwill amortization             --          17            --        0.00
     Trademark amortization            --         238            --        0.01
Adjusted Net Loss                  (3,556)     (1,430)        (0.09)      (0.04)

Note 4 - Inventories

Inventories consist of the following (in thousands):

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                 December 31,     March 31,
                                                     2001           2002
                                                 ----------     -----------
                                                                (unaudited)
Raw materials and supplies.....................  $   17,330     $    20,209
Work in process................................       6,512           9,419
Finished goods.................................      63,708          66,448
Provisions.....................................     (13,975)        (12,529)
                                                 ----------     -----------
    Total inventories, net.....................  $   73,575     $    83,546
                                                 ==========     ===========

Note 5 - Financial Instruments

SFAS 133 requires that the Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income (AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges and are recognized in earnings, classified in accordance with the classification of the hedged item. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings. The Company does not exclude any component of the derivatives' gain or loss from the assessment of hedge effectiveness. The Company enters hedging relationships to limit the foreign exchange rate risk for periods not to exceed one year.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001.

During the three months ended March 31, 2001 and 2002, the Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.7 million and $0.1 million, respectively, all of which is expected to be reclassified to earnings during the current fiscal year. The ineffective portion related to cash flow hedges is not material. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

Note 6 - Income Taxes

The Company has net operating loss carryforwards of approximately $276.8 million and $269.9 million as of December 31, 2001 and March 31, 2002, respectively.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In July 1996 the EC limited the utilization of certain net operating losses (approximately $35.0 million as of December 31, 2001). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective rate differed from the statutory tax rate in the Netherlands for the three months ended March 31, 2002, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.

Note 7 - Research and Development Expense

The Company incurred research and development expense in the amount of $2.5 million and $2.0 million for the three months ended March 31, 2001 and 2002, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries (in thousands).
                                                     For the Three Months
                                                        Ended March 31
                                                 --------------------------
                                                     2001           2002
                                                 ----------     -----------
                                                 (unaudited)    (unaudited)
                                                        (in thousands)
Revenues from External Customers:
Austria........................................  $   13,982     $    12,158
Italy..........................................      11,157          11,342
Germany........................................       8,387           7,571
France.........................................       5,521           4,675
North America..................................      29,673          29,794
Other..........................................       8,641           9,324
                                                 ----------     -----------
    Total revenues.............................  $   77,361     $    74,864
                                                 ==========     ===========


                                                 December 31,     March 31,
                                                     2001           2002
                                                 ----------     -----------
                                                                (unaudited)
                                                        (in thousands)
Long lived assets:
Austria........................................  $   17,536     $    16,754
Italy..........................................      18,830          18,655
Germany........................................       1,107             989
Japan..........................................       1,403           1,380
Other (Europe).................................       9,347           9,276
North America..................................      12,505          12,826
                                                 ----------     -----------
    Total long lived assets....................  $   60,728     $    59,880
                                                 ==========     ===========

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls) Tyrolia (ski bindings), Mares and Dacor (diving equipment), - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first three months of any calendar year, we typically generate some 20 to 30% of our Racquet Sports and Diving product revenues, but less than 10% of our Winter Sports revenue. Thus, we typically generate only some 15 to 20% of our total year gross profit in the first three months of the year, but we incur some 25% of fixed general and administration and marketing expenses in this period.

The carving boom that has driven the skiing market for the last two years is expected to continue at least for another year but due to lack of snow in some of the important markets in Europe and East North America and the difficult economic environment in two of the key ski markets, Germany and Japan, ski sales provide little momentum. Besides this product line we have also been able to position ourselves well in new upcoming fields that come with the freeskiing trend. The market in tennis has remained stable; however, we are still experiencing a consumer trend towards the quality segment of the market. We believe that the introduction of our innovative line of Intelligence racquets has helped us to benefit from this trend. The events of September 11, 2001 and the consequences have affected the diving market where we have witnessed a significant drop in travel to destination resorts with dive centers.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS

Results of Operations:

The following table sets forth certain consolidated statements of operations data (in thousands):

                                                         For the Three Months
                                                            ended March 31
                                                     --------------------------
                                                         2001           2002
                                                     ----------     -----------
                                                     (unaudited)    (unaudited)
                                                            (in thousands)
REVENUES
Total revenues ......................................    77,361          74,864
Cost of sales .......................................    47,194          45,439
                                                       --------        --------
  Gross profit ......................................    30,166          29,425
                                                       ========        ========
  Gross margin ......................................      39.0%           39.3%
Selling and marketing expense........................    25,131          23,738
General and administrative expense (excluding
  non-cash compensation expense and
  restructuring charge)............ .................     7,264           7,176
Non-cash compensation expense .......................       343             408
Employee termination and other related costs ........       554            --
                                                       --------        --------
  Operating loss ....................................    (3,126)         (1,898)
                                                       ========        ========
Interest expense ....................................    (2,808)         (2,636)
Interest income .....................................       311             161
Foreign exchange gain ...............................     4,738             262
Other income (expense), net .........................       (27)              9
Income tax benefit (expense) ........................      (774)            545
                                                       --------        --------
   Net loss .........................................  $ (1,685)       $ (3,556)
                                                       --------        --------

Three Months Ended March 31, 2002 and 2001

Total Revenues. For the three months ended March 31, 2002 total revenues decreased by $2.5 million or 3.2% to $74.9 million from $77.4 million in the comparable 2001 period. This decrease was primarily due to currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar. Excluding the effect of changes in exchange rates, total revenues for the three months ended March 31, 2002 increased by $0.5 million, or 0.7% due to an increase in revenues from our Winter Sports and Racquet Sports division. This increase was offset, however, by decreased revenues from Diving products and from Licensing.

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS

                                                         For the Three Months
                                                            ended March 31
                                                     --------------------------
                                                         2001           2002
                                                     ----------     -----------
                                                     (unaudited)    (unaudited)
                                                            (in thousands)
Product category:
Winter Sports ...................................    $   11,835      $   11,921
Racquet Sports ..................................        47,994          47,171
Diving ..........................................        15,502          14,092
Licensing .......................................         2,030           1,680
                                                     ----------      ----------
    Total Revenues ..............................    $   77,361      $   74,864
                                                     ==========      ==========

Winter Sports revenues for the three months ended March 31, 2002 increased by $0.1 million, or 0.7%, to $11.9 million from $11.8 million in the comparable 2001 period. Excluding the effect of changes in exchange rates, revenues in winter sports increased by $0.7 million, or 5.9%. This increase was due to higher sales of our snowboard products and ski boots partly offset by decreased sales of skis and bindings.

Racquet Sports revenues for the three months ended March 31, 2002 decreased by $0.8 million, or 1.7%, to $47.2 million from $ 48.0 million in the comparable 2001 period. In 2001, $4.1 million was attributed to footwear revenues which we converted into a licensing arrangement starting in January 2002. Excluding the effect of changes in exchange rates revenues Racquet Sports increased by $0.7 million, or 1.5%. This mainly results from improved sales in tennis racquets and balls.

Diving revenues for the three months ended March 31, 2002 decreased by $1.4 million, or 9.1%, to $14.1 million from $15.5 million in the comparable 2001 period. Excluding the effect of changes in exchange rates, revenues from diving decreased by $0.7 million, or 4.3%, mainly due to a lack of consumer demand in the United States.

Licensing revenues for the three months ended March 31, 2002 decreased by $0.3 million, or 17.2%, to $1.7 million from $2.0 million in the comparable 2001 period due to timing impact.

Gross Profit. For the three months ended March 31, 2002 gross profit decreased by $0.7 million to $29.4 million from $30.2 million in the comparable 2001 period. Gross margin increased to 39.3% in 2002 from 39.0% in the comparable 2001 period.

Selling and Marketing Expenses. For the three months ended March 31, 2002, selling and marketing expenses decreased by $1.4 million, or 5.5%, to $23.7 million from $25.1 million in the comparable 2001 period. This decrease was due primarily to decreased advertising expenses after the successful introduction of the Head Intelligence racquets and Head Snowboard line in 2001.

General and Administrative Expenses. For the three months ended March 31, 2002, general and administrative expenses decreased by $0.1 million, or 1.2%, to $7.2 million from $7.3 million in the comparable 2001 period. In 2001, amortization of goodwill and trademarks of $0.3 million was recorded. In accordance with SFAS 142, in 2002, goodwill and trademarks are no longer amortized (see Note 3). This positive effect was partially offset by a lower gain on sale of a building used in operations in Italy as compared to the gain in 2001.

We also recorded $0.4 million and $0.3 million for the three months ended March 31, 2002 and 2001, respectively, of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and

                                    HEAD N.V.
                       ITEM 2:MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS

the resulting amortization expense.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2002 decreased by $1.2 million, or 39.3%, to $1.9 million from $3.1 million in the comparable 2001 period.

Interest Expense. For the three months ended March 31, 2002, interest expense decreased by $0.2 million, or 6.1%, to $2.6 million from $2.8 million in the comparable 2001 period. The decrease was due to the weakness of the euro against the dollar.

Interest Income. For the three months ended March 31, 2002, interest income decreased by $0.2 million, or 48.2%, to $0.2 million from $0.3 million in the comparable 2001 period. This decrease was due to lower cash on hand.

Foreign Currency Exchange. For the three months ended March 31, 2002, we had a foreign currency exchange gain of $0.3 million, compared to a gain of $4.7 million in the comparable 2001 period. This decrease is primarily due to a decrease in U.S. dollar denominated receivables of our European subsidiaries, as compared to 2001. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

Other Income (Expense), net. For the three months ended March 31, 2002, other income (expense), net remained the same compared to the comparable 2001 period.

Income Tax Benefit (Expense). For the three months ended March 31, 2002, income tax benefit was $0.5 million, an increase of $1.3 million compared to income tax expense of $0.8 million in the comparable 2001 period. This increase mainly relates to an increase in losses in 2002 for which no valuation allowance was recorded.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2002, we had net loss of $3.6 million, compared to net loss of $1.7 million in the comparable 2001 period.

Liquidity and Capital Resources:

For the three months ended March 31, 2002, cash generated from operating activities decreased by $12.1 million, or 41.4%, to $17.1 million from $29.1 million in the comparable 2001 period. This is mainly due to a higher reduction of accounts payable and a lower decrease of accounts receivable which is partially offset by a lower increase in inventory. The cash flows from operating activities and proceeds from sale of a building were used to purchase property, plant and equipment of $3.4 million, to repay a portion of our short term borrowings and to increase cash on hand.

Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH

Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the Senior Notes, Head Holding must report financial reports on a quarterly basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation and the effect of the restatement is as follows:

                                                For the Three Months ended
                                                        March 31,
                                                ---------------------------
                                                    2001          2002
                                                ------------  -------------
                                                (unaudited)    (unaudited)
Net income/(loss)
Head Holding...................................$    (2,040)    $   (3,024)

Reconciliation to Head NV:

  Interest expense on Shareholder loan.........       687               -

  Operating expenses...........................       (431)          (529)

  Non operating expenses.......................         99             (3)
                                               ------------      ----------
Head NV........................................$    (1,685)    $   (3,556)
                                               ============    ============



                                               December 31,     March 31,
                                               ------------     -----------
                                                   2001            2002
                                               ------------     -----------
                                                                (unaudited)
Shareholders' Equity

Head Holding...................................$   213,049    $   208,797

Reconciliation to Head NV:

  Capital stock................................     (1,458)        (1,458)

  Retained earnings............................       (922)          (433)

  Dividend paid................................      1,021              -

  Other........................................        699            676
                                               ------------    ------------
Head NV........................................$   212,359    $   207,582
                                               ============    ============


The difference in income of the Head N.V. group compared to the Head Holding group results from Head N.V.'s administration costs. Since June 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Head N.V.

Date:  May 16, 2002                            By:  /s/ Johan Eliasch
                                                  -----------------------------
                                               Name:  Johan Eliasch
                                               Title: Chairman of the Management
                                                      Board and Chief Executive
                                                      Officer